Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Lorus Therapeutics completes reorganization resulting in non dilutive financing

    TORONTO, July 10 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR; AMEX: LRP), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that the corporate reorganization involving, among others,
4325231 Canada Inc. (formerly Lorus Therapeutics Inc., "Old Lorus"), Lorus
Therapeutics Inc. (formerly 6650309 Canada Inc., a wholly owned subsidiary of
Old Lorus, "New Lorus"), 6707157 Canada Inc. and Pinnacle International Lands
Inc. has been completed.
    The completion of the transaction resulted in approximately $8.5 million in additional cash for New Lorus, subject to a $600,000 holdback, a post closing adjustment and not including the costs of the transaction, without diluting the equity interests of existing securityholders.
    The transaction was described in detail in the management proxy circular of Old Lorus dated May 25, 2007 and securityholder approval for the transaction was obtained on June 25, 2007. As a result of this corporate reorganization, each common share of Old Lorus has been exchanged as of today for one common share of New Lorus. In addition, as previously disclosed, shareholders who are not resident in the United States (other than certain selling shareholders) will receive voting common shares of Old Lorus and shareholders who are resident in the United States will receive a nominal cash payment instead of such voting common shares. New Lorus will continue the business previously carried on by Old Lorus as of today.
    Effective at the opening of the markets on July 11, 2007, the common shares of New Lorus will begin trading on the Toronto Stock Exchange and AMEX and the common shares of Old Lorus will cease to trade. There is no change to the trading symbols (TSX: LOR; AMEX: LRP).
    "We are very pleased to complete the reorganization," commented
Dr. Aiping Young, President and CEO of New Lorus. "We believe that the additional funds put us in a strong position where we can accelerate the clinical development of our lead compounds and extend our pipeline of products. We believe that the reorganization was especially important in that it resulted in a capital injection for the company that did not dilute shareholder interests."

    About Lorus

    Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock
Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

    Forward-looking statements

    This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements or transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, securityholder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the
United States Securities and Exchange Commission.
    Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

    Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com.

    %SEDAR: 00002368E          %CIK: 0000882361

    /For further information: Lorus Therapeutics Inc.: Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
    (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 20:04e 10-JUL-07